Banco Bilbao Vizcaya Argentaria, S.A.

Paseo de la Castellana, 81

28046 Madrid

Spain

July 25, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure included in Banco Bilbao Vizcaya Argentaria, S.A.’s Form 6-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Banco Bilbao Vizcaya Argentaria, S.A. has made disclosure pursuant to such provisions in its Form 6-K furnished to the U.S. Securities and Exchange Commission on the date hereof. This disclosure can be found under the heading “E. Recent Developments” and is incorporated by reference herein.

Respectfully submitted,

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Ricardo Gómez Barredo
Name:	Ricardo Gómez Barredo
Title:	Head of Global Accounting & Information Management Department